GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

April 21, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Odyne Corporation Amendment No. 1 to Registration Statement on Form S-1/A Filed December 21, 2007 File No. 333-148247

Ladies and Gentlemen:

On behalf of Odyne Corporation, a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1 (originally filed on Form SB-2), No. 333-148247 (the “Amendment”), for the registration of 4,457,252 shares of Odyne’s common stock to be offered by holders of convertible debentures and warrants under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Daniel H. Morris, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated January 18, 2008, and subsequent telephone conversations with Amanda McManus and Mr. Morris, by reducing the number of shares of common stock being registered in the Registration Statement to one-third of Odyne’s non-affiliate public float, as illustrated below:

Total Outstanding Shares of Common Stock (as of January 28, 2008)		22,101,448

Less Number of Shares held by Affiliates
• J. Hauser	1,842,259
• C. Sfakianos	3,378,740
• J. Ambrosio	3,231,194
• A. Tannenbaum	250,000
• S. Struble	7,500
Total	8,729,693

Public Float		13,371,755

Shares to be Included in Registration Statement (1/3 of Public Float)		4,457,252

Shares to be Registered by Holders
	Original	Revised
AT Holdings I, LLC	1,483,334	348,222
Avrum Lewittes	1,186,668	278,578
Matrix U.S.A., LLC	437,500	-
Robert Meyer	1,483,334	348,227
George L. Noble	2,966,667	696,445
The Quercus Trust	11,866,667	2,785,780
	19,424,170	4,457,252

The calculation above does not give effect to Odyne’s private placement of common stock and warrants in a private placement to two institutional investors (and the only two offerees) on March 27, 2008 (see current report on Form 8-K filed with the SEC on March 31, 2008). We understand that the so-called Rule 415 calculation is applied at the time the Registration Statement is first filed and that, nevertheless, one or both of such investors may be considered an “affiliate.” Based on the staff’s letter dated June 26, 1990 to Black Box Incorporated, as amplified by Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992), and related guidance, it is our opinion that the registered offering under this Registration Statement and the recent unregistered private placement by Odyne should not be integrated.

The Amendment includes Odyne’s audited consolidated financial statements for the year ended December 31, 2007, which were also filed with Odyne’s annual report on Form 10-KSB.

Odyne also wishes to bring to the SEC’s attention that the Amendment is being filed on Form S-1/A. Odyne’s initial registration statement on Form SB-2 was filed prior to February 4, 2008, the effective date of the SEC’s new system of disclosure rules for smaller reporting companies filing registration statements. In accordance with the “Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies: A Small Entity Compliance Guide,” dated January 25, 2008, Odyne has elected to retain the general Form SB-2 disclosure format, but has updated prospectus section headings (to be consistent with Regulation S-K), Part II item numbers and applicable Form S-K, Item 512 undertakings.

As we have previously advised the staff, Odyne wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before April 24, 2008, in order to avoid registration default liquidated damages, and respectfully requests the staff to convey any comments it may have on the Amendment as soon as possible, to allow us to meet this schedule.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by Odyne as soon as the SEC has reviewed this letter and its enclosures and has advised Odyne that no further issues remain outstanding. At the time of the request, Odyne will furnish a letter acknowledging the Commission’s position with respect to declaration of effectiveness and staff comments. Odyne does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Amanda McManus, Esq. Branch Chief, Division of Corporation Finance Daniel H. Morris, Esq. Attorney-Advisor, Division of Corporation Finance Mr. Joshua A. Hauser President, Odyne Corporation